FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    March 2008

Commission File Number   000-1415020

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2008	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Thompson Creek Metals Company Inc. (the “Company”)

401 Bay Street, Suite 2010

Toronto, Ontario M5H 2Y4

2.	Date of Material Change

March 13, 2008

3.	News Release

A news release with respect to the material change referred to in this report was issued through Canada Newswire on March 13, 2008 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

The Company announced that its Board of Directors has approved plans to expand capacity at the Endako Mine from 28,000 to 50,000 tonnes of ore per day beginning in 2010.

5.	Full Description of Material Change

The Company, one of the world’s largest publicly traded, pure molybdenum producers, announced that its Board of Directors has approved plans to expand capacity at the Endako Mine from 28,000 to 50,000 tonnes of ore per day beginning in 2010.

The Company expects its capital expenditures related to the expansion project during the period 2008 to 2010 will be C$280 million (75% of the feasibility study estimate of C$373.6 million) plus ongoing sustaining capital spending. The Endako Mine is operated as a joint venture with the Company holding a 75% interest and Sojitz Corporation, a Japanese company, holding the remaining 25% interest.

The Company expects it will have sufficient cash flow from existing operations to fund its share of the expansion as well as to meet the capital requirements anticipated at other properties.

Annual molybdenum production as a result of the expansion at the Endako Mine (of which the Company will receive 75%) is expected initially to be about 17 million pounds and will decline within two years of the start-up to approximately 16 million pounds. In the absence of an expansion, annual molybdenum production would be expected to fall to about 8 million pounds by 2012 and remain at approximately that level.

In estimating the return on investment from the expansion, the Company assumed future molybdenum prices of US$27 per pound in 2009, US$23 per pound in 2010, US$17.50 per pound in 2011, and US$14 per pound thereafter. Based on these prices, the Company estimates that the expansion will generate an internal rate of return (“IRR”) of more than 20% over a 16-year mine life.

Sensitivity analysis showed an increase in the IRR to over 30% if molybdenum prices are 20% higher than the assumed level, and a decline in the IRR to approximately 17% if molybdenum prices are 20% lower.

Average production costs as a result of the expansion are projected to be C$7.93 per pound of molybdenum, down from C$10.39 per pound in the absence of an expansion.

All calculations assume an average exchange value of the Canadian dollar of US$0.94 throughout the production period.

The mill expansion includes the installation of a new grinding circuit consisting of semi-autogenous grinding and ball mills, a modern flotation circuit and the upgrading of the roaster circuit. The result will be a more cost-efficient mill with fewer mechanical items and with the ability to handle a variety of ore more easily and achieve greater recoveries than the existing mill.

The capital expenditures will also include the acquisition of new trucks and other equipment to supply the mill with a higher volume of ore.

The approval of the Endako expansion by the Company’s Board of Directors is subject to approval by Sojitz, the other Endako joint-venture participant, and subject to certain adjustments in the Company’s existing First Lien Credit Facility or obtaining new financing to replace the First Lien Credit Facility.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include the Company not meeting the conditions for the Endako expansion set out in this material change report, cost escalations as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2006 and dated March 26, 2007 which is available on SEDAR at www.sedar.com and is incorporated in its Registration Statement on Form 40-F filed with the United States Securities and Exchange Commission on October 30, 2007 which is available at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this material change report and the Company does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Readers should refer to the Company’s annual information form for the year ended December 31, 2006 and dated March 26, 2007 which is available on SEDAR at www.sedar.com and is incorporated in its Registration Statement on Form 40-F filed with the SEC on October 30, 2007 which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Dale Huffman, Vice President, General Counsel and Secretary of the Company at (303) 761-8801.

9.	Date of Report

March 25, 2008